Mail Stop 4561

December 29, 2009

John H. Heyman
Chief Executive Officer
Radiant Systems, Inc.
3925 Brookside Parkway
Alpharetta, Georgia

> **Re:** **Radiant Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 000-22065**

Dear Mr. Heyman:

We have completed our review of the above referenced filings have no further comments at this time.

Sincerely,

Barbara C. Jacobs
Assistant Director